Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

Via EDGAR and Overnight Delivery	December 17, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
Sandra Hunter Berkheimer
John Spitz
Amit Pande

Re:	Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted October 15, 2021
CIK No. 0001861063

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 15, 2021, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on October 15, 2021), all page references herein correspond to the page of Amended S-1.

Amendment No. 3 to Draft Registration Statement on Form S-1

Cover Page

1.	We reissue comment 1 in part. Reference is made to the second sentence of the penultimate paragraph. Please expand your disclosure of how the examples such as antimonopoly regulatory actions, cybersecurity and privacy and lack of PCAOB inspection on its auditors may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the prospectus cover page to expand its disclosure of how the examples of such as anti-monopoly regulatory actions, cybersecurity and privacy and lack of PCAOB inspection on its auditors may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

2.	We note your response to comment 4. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has revised the prospectus cover page to expand its disclosure of how cash is transferred through the organization under the PRC law.

Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

Contractual Arrangements and Corporate Structure for a PRC-based Target Business, page 5

3.	We reissue comment 2 in part. Please provide further disclosure relating to contractual arrangements with a VIE, its founders and owners and the challenges and substantial costs the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

The Company has affirmatively excluded any target company with China operations consolidated through a VIE structure throughout the Amended S-1.

Potential Approvals from the PRC Governmental Authorities for this Offering or a Business Combination, page 5

4.	Please discuss the potential consequences to you and your investors if your assumption that no prior approvals are required is incorrect or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Discuss the potential consequences to you and your investors if you do not receive or maintain such approvals.

In response to the Staff’s comment, the Company has revised the disclosure under “Potential Approvals from the PRC Governmental Authorities for this Offering or a Business Combination” on page 5 of the Amended S-1.

Risks Associated with Acquiring and Operating a Business in China, page 27

5.	We reissue comment 6 in part. Discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. stock/ADSs]. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the risk factor on page 26 of the Amended S-1 under “Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC,” “The Chinese government may exert substantial interventions and influences on our post-combination entity’s operations at any time. Any new policies, regulations, rules, actions or laws by the PRC government may subject our post-combination entity to material changes in operations, may cause the value of our securities significantly decline or be worthless, and may completely hinder our ability to offer or continue securities to investors,” and “China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If the CSRC or another PRC regulatory body subsequently determines that its approval is needed for this offering, we cannot predict whether we will be able to obtain such approval. As a result, we may have to spend additional resources and incur additional time delays to complete any such business combination or be prevented from pursuing certain investment opportunities, or even could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

Our initial business combination may be subject to a variety of PRC laws..., page 63

6.	We reissue in part comment 11. Please also discuss potential impacts on a post-combination basis.

In response to the Staff’s comment, the Company has revised the disclosure of the risk factors under “The Chinese government may exert substantial interventions and influences on our post-combination entity’s operations at any time. Any new policies, regulations, rules, actions or laws by the PRC government may subject our post-combination entity to material changes in operations, may cause the value of our securities significantly decline or be worthless, and may completely hinder our ability to offer or continue securities to investors,” and “China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If the CSRC or another PRC regulatory body subsequently determines that its approval is needed for this offering, we cannot predict whether we will be able to obtain such approval. As a result, we may have to spend additional resources and incur additional time delays to complete any such business combination or be prevented from pursuing certain investment opportunities, or even could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 61 of the Amended S-1.

Certain existing or future U.S. laws and regulations..., page 66

7.	Confirm that your auditor is currently subject to PCAOB inspection. In addition, please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In response to the Staff’s comment, the Company has revised the risk factor under “Though we explicitly exclude any target whose financial statements are audited by an accounting firm that the United States Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect for two consecutive years beginning in 2021, we cannot assure you that certain existing or future U.S. laws and regulations may restrict or eliminate our ability to complete a business combination with certain companies, particularly those target companies in China” on page 64 of the Amended S-1.

Exhibit 5.1, page II-5

8.	Reference is made to the first sentence of the final paragraph on page 2. Please revise to clarify that investors in this offering may rely upon this opinion.

In response to the Staff’s comment, the Company has revised the statement of Exhibit 5.1 to clarify that investors in this offering may rely upon this opinion.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Jie Weng, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.

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